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                              August 30, 2022

       Jay Sheng
       Head of Operations
       FF Global Partners LLC
       3655 Torrance Blvd
       Suite 361-362
       Torrance, CA 90503

                                                        Re: Faraday Future
Intelligent Electric Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed August 17, 2022
                                                            Filed by FF Global
Partners LLC, Pacific Technology Holding LLC and FF
                                                            Top Holding LLC
                                                            File No. 001-39395

       Dear Mr. Sheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used in this letter have the same meaning as in the preliminary consent statement unless otherwise indicated.

       Preliminary Proxy Statement on Schedule 14A filed August 17, 2022

       General

   1. Please advise us when the Participants anticipate distributing the proxy statement. Given that reliance on
Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes
its proxy statement, the Participants will accept all legal risk in connection with
distributing the initial definitive proxy statement without all required disclosures and should
undertake to subsequently provide any omitted information in a supplement in order to
mitigate that risk.
 Jay Sheng
FF Global Partners LLC
August 30, 2022
Page 2
2. The proxy card included with the preliminary proxy statement should be clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1) with respect to the proxy card. Please revise accordingly.
3. The proxy statement gives instructions for stockholders who wish to revoke their white proxy cards and vote on the Participants' blue proxy card instead. Please supplement the disclosure to indicate that a stockholder of record may revoke or change proxy instructions by submitting any properly executed, subsequently dated proxy card, as opposed to only a blue proxy card. Refer to Item 2 of Schedule 14A.
4. Please provide support for the following statements or revise as necessary:

                 In partial compliance with its obligations under the Shareholder Agreement, the
           Company has called the Special Meeting in order to permit shareholders to vote upon
           the removal of Mr. Krolicki.    It is our understanding that the
Company has no
           obligation under the Shareholder Agreement to hold a special meeting of
           stockholders or to allow stockholders to vote upon the removal of Mr. Krolicki from the Board.
             FF Top    has the right to remove its FF Top Designees at any
time, for any reason or
           no reason.    It is our understanding that the Shareholder Agreement
does not allow
           FF Top to remove its designees to the Company   s board of directors
until after the
           second annual meeting of shareholders.
             "We understand that, during this meeting, Mr. Jordan Vogel stated to YT Jia, also in
           the presence of Mr. Jia   s interpreter, that Mr. Vogel felt that
Mr. Krolicki was not
           qualified to serve on the Board.    It is our understanding that Mr.
Vogel never
           communicated to Mr. Jia or anybody else associated with the Participants that he felt
           Mr. Krolicki was not qualified to serve on the Board.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameJay Sheng
                                                            Division of
Corporation Finance
Comapany NameFF Global Partners LLC
                                                            Office of Mergers &
Acquisitions
August 30, 2022 Page 2
cc:       Kiran Kadekar
FirstName LastName